December 31, 2012
Phillip R. Pollock
415.772.9679 direct
ppollock@weintraub.com

Robert Errett, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2010-H1

Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Forms 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Mr. Errett and Ms. Stasny:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to Staff’s comment letter dated November 2, 2012. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Forms 10-K of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, pages 7, 9, 9

1.	With a view towards disclosure please tell us, for each servicing criteria listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function assigned responsibility for such criterion as applicable. Please provide a response that applies to each issuing entity referenced above. Please provide the information in a graph or table if doing so will aid understanding.

Response: We have prepared a Table for each of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1, and Sequoia Mortgage Trust 2011-2, to show which entity participating in the servicing function was assigned responsibility for each criterion in Item 1122(d). This information was already filed on EDGAR for each Sequoia offering in exhibits to the applicable Pooling and Servicing Agreement and Servicing Agreements. For each Table, certain criteria are not applicable, given the structure of the offering , and accordingly no entity is assigned responsibility for such criteria. Please refer to the respective Tables filed herewith as Exhibits 1, 2 and 3.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Responses to Comments #2 through #7 were provided by Wells Fargo Bank, N.A. (“Wells Fargo”) and the Registrant concurs with the arguments supporting the disclosure disclaimers as set forth in #7.

2.	We note that in the servicer assessments provided by Wells Fargo, they identified material instances of noncompliance attributable to errors impacting payments, “including those for a subset of RMBS transactions in the platform that contain multi-group features,” which are referred to as the “Subject Transactions.” With a view towards disclosure, please tell us whether the transactions covered by each of these Forms 10-K are part of the sample transactions reviewed to assess compliance with applicable servicing criteria. If the transactions covered by each Form 10-K were part of the transactions reviewed, please advise whether the identified instances of noncompliance involved any of those transactions. Please provide a response that applies to each mortgage trust referenced above.

Response: The Sequoia Mortgage Trust 2010-H1 was part of the overall sample of transactions reviewed in 2011 by KPMG LLP (“KPMG”), the registered public accounting firm engaged by Wells Fargo to issue an attestation report in connection with Wells Fargo’s 2011 assessment of compliance with applicable servicing criteria (“2011 Assessment”). However, the Sequoia Mortgage Trust 2010-H1 transaction was not part of the sub-sample of transactions selected and reviewed by KPMG for payment allocation and remittance compliance and related reporting compliance. The Sequoia Mortgage Trust 2011-1 and the Sequoia Mortgage Trust 2011-2 transactions covered by the Forms 10-K were neither part of the overall sample of transactions reviewed to assess compliance with applicable servicing criteria nor part of the sub-sample of transactions selected and reviewed by KPMG for payment calculation and remittance compliance and related reporting.

The identified material instances of noncompliance did not involve any of the three Sequoia transactions. With respect to the 2011-1 Sequoia transaction, there were, in 2011, two (2) instances of noncompliance related to reporting errors that did not arise from payment errors and one (1) instance of noncompliance related to a payment error with an associated reporting error. With respect to the 2011-2 Sequoia transaction, there were, in 2011, two instances of noncompliance related to reporting errors. With respect to the Sequoia 2010-H1 transaction, there were no instances of noncompliance in 2011. None of the reporting and payment errors on the Sequoia 2011-1 and 2011-2 transactions were material and therefore were not identified on Wells Fargo’s disclosure regarding material instances of noncompliance. Further, due to the fact that they were not material, none of the reporting and payment errors for the Sequoia 2011-1 and 2011-2 transactions were reported on the Regulation AB, Item 1123 Servicer Compliance Statement prepared by Wells Fargo and attached to the Form 10-K for those transactions.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

3.	We note that Wells Fargo’s management “has determined the modeling errors for Subject Transactions to be the most significant issue resulting in material instances of noncompliance.” The phrase “most significant issue” tends to indicate the existence of several instances of material noncompliance. Item 1122 of Regulation AB requires disclosure of any material instance of noncompliance identified by the party. Please confirm that all material instances of noncompliance have been disclosed.

Response: Wells Fargo believes it has disclosed all material instances of noncompliance. The use of the plural phrase “material instances of noncompliance” (emphasis added) in Wells Fargo’s disclosure of material instances of noncompliance in connection with its 2011 Assessment refers to the fact that Wells Fargo identified (i) reporting errors pertaining to the servicing criteria described in Item 1122(d)(3)(i)(B) of Regulation AB that, in the aggregate, amounted to a material instance of noncompliance, and (ii) payment allocation and remittance errors which were caused primarily by modeling errors and secondarily by other non-modeling calculation errors (e.g. incorrect data input to the model) pertaining to the servicing criteria described in Item 1122(d)(3)(ii) of Regulation AB that, in the aggregate, amounted to a material instance of noncompliance. No individual reporting error or payment allocation and remittance error on any one transaction was found to be material for platform purposes (though some of these errors were material for transaction purposes—see Wells Fargo’s response to question 4 below for further disclosure about the material transaction errors). Rather, the totality of reporting errors and payment allocation and remittance errors led to the determination that, with respect to the platform, there was a material instance of noncompliance for each of Items 1122(d)(3)(i)(B) and Item 1122(d)(3)(ii) of Regulation AB. When Wells Fargo’s management referred to modeling errors for Subject Transactions as “the most significant issue resulting in material instances of noncompliance”, it was disclosing that the payment and remittance errors and associated reporting errors that occurred on the Subject Transactions was the single largest category of errors that, when aggregated together with other errors for platform purposes, led to the conclusion that there was a material instance of noncompliance with respect to Wells Fargo’s compliance with each of Items 1122(d)(3)(i)(B) and Item 1122(d)(3)(ii) of Regulation AB.

4.	Please also confirm whether the phrase “modeling errors” indicates the existence of one type of modeling error or whether multiple types of unrelated modeling errors were found. Further, so we may better understand the identified material instances of noncompliance, please tell us the following:

•	the CIK numbers of the transactions that required modeling revisions;
•	the entity that developed the waterfall model;
•	how it was determined the waterfall model contained modeling errors; and
•	how Wells Fargo concluded that the modifications made to the waterfall model resolved the modeling errors.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Response: In 2011, Wells Fargo identified various types of modeling errors that resulted in instances of noncompliance with Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. Although no individual instance of noncompliance, in and of itself, was found to be material for platform purposes, when the instances of noncompliance were considered in the aggregate, it was determined that, for platform purposes, there was a material instance of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. If there had been no modeling errors that led to instances of noncompliance on the Subject Transactions, there would have been no material instance of noncompliance identified by Wells Fargo for Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB.

•	Please find attached on Schedule A hereto a list of CIK #s for transactions where Wells Fargo identified payment errors and associated reporting errors in 2011 that were determined, at the transaction level, to be material. Accordingly, Wells Fargo prepared a Regulation AB, Item 1123 Servicer Compliance Statement for each transaction and distributed such compliance statement to those parties entitled to receive it as set forth in the transaction documents. None of the Regulation AB, Item 1123 Servicer Compliance Statements were attached to any Form 10-Ks filed for 2011 because all of the issuing entities for all affected transactions were no longer subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Section 15(d) thereof and the rules and regulations thereunder.

•	Wells Fargo develops its own waterfall models.

•	Wells Fargo discovered the modeling errors that resulted in payment and reporting instances of noncompliance through a combination of its (i) internal quality control process and procedures, (ii) transaction research (for example, researching questions from investors or other transaction parties), and (iii) the KPMG review done in connection with the annual 1122 assessment and attestation process.

•	Wells Fargo confirms the correction and resolution of modeling errors through its quality control procedures and processes. Such procedures and processes involve testing model revisions and the resulting calculations and outputs generated by the models.

5.	We note that the material instances of noncompliance identified by Wells Fargo are attributable to errors impacting payments to investors and that Wells Fargo has taken steps to remediate the identified material instances of noncompliance. The disclosure is unclear, however, as to the particular impact the identified material instances of noncompliance had on investors whose payments were affected. With a view towards disclosure, please tell us the following:

•	whether the modeling errors resulted in overpayments or underpayments to investors;
•	whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
•	whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

•	whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period; and
•	whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

Response: As described above, although no individual instance of noncompliance, in and of itself, was found to be material for platform purposes, when the instances of noncompliance were considered in the aggregate, it was determined that, for platform purposes, there was a material instance of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The following response corresponds to the Staff’s bulleted questions in its fifth comment:

•	For those modeling errors that resulted in instances of noncompliance related to payments and remittances, there were, in most cases, a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Generally, all payment and remittance errors resulting from modeling errors have overpayments and underpayments that net to zero because all the cash that is received from a transaction party that is intended to be distributed to investors or other transaction parties for any payment date is in fact distributed.

•	In many cases, investors received notice of payment errors by means of the posting to Wells Fargo’s website of corrected payment date statements and, in some cases, also by means of a separate notice to investors describing the payment error and resolution thereof.

•	Underpayment errors were rectified so that investors were made whole including by means of (i) restatements of the affected distribution periods, and/or (ii) adjustments to future payments, and/or (iii) a combination of restatements and adjustments to future payments. Underpayment errors were rectified as soon as practicably possible after the discovery of the error.

•	Overpayment errors were rectified so that investors were made whole including by means of (i) restatements of the affected distribution periods, and/or (ii) adjustments to future payments, and/or (iii) a combination of restatements and adjustments to future payments. Overpayment errors were rectified as soon as practicably possible after the discovery of the error. While the assessment/attestation process for 2012 is not complete, adjustments that were made to future payments that occurred in 2012 are not expected, in and of themselves, to result in new material instances of noncompliance.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

•	For errors that were rectified by means of a restated distribution period, corrected payment date statements were provided to investors. For errors that were rectified by means of an adjustment to future payments, those adjustments were reflected in the related payment date statement. No amendments to Form 10-Ds were prepared and filed in 2011 because the issuing entity for all affected transactions where modeling errors occurred that led to material payment/remittance errors are exempt from the reporting requirements of the Exchange Act pursuant to Section 15(d) thereof.

Exhibit 33.2 to the Form 10-K of Sequoia Mortgage Trust 2010-H1, Exhibits 33.3 and 33.5 to the Form 10-K of Sequoia Mortgage Trust, and Exhibits 33.9 and 33.11 to the Form 10-K of Sequoia Mortgage Trust 2011-2

6.	We note that Wells Fargo’s report on their assessment of compliance with applicable servicing criteria describes the scope of the platform to consist of publicly and privately issued residential mortgage-backed securities, commercial mortgage-backed securities, and “other asset-backed securities.” Please tell us what constitutes “other asset-backed securities.” Furthermore, since Wells Fargo’s platform consists of transactions backed by several different asset types instead of transactions backed by only the same asset type, please tell us, with a view towards disclosure, how Wells Fargo determined the scope of their platform. Please refer to Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules.

Response: The phrase “other asset-backed securities” used in the description of Wells Fargo’s platform means certain securitizations of auto loans, student loans, credit card loans, franchise loans, general equipment leases, manufactured housing loans and recreational vehicle loans. Specifically, of the approximate 2332 total transactions in Wells Fargo’s platform for 2011, 308 transactions fall into the “other asset-backed securities” transactions. The 308 transactions can be itemized as follows:

1. Auto loan transactions:	47
2. Student Loan transactions:	253
3. Credit card loan transactions:	1
4. Franchise loan transactions:	1
5. General Equipment lease transactions:	1
6. Manufactured Housing loan transactions:	4
7. Recreational vehicle loan transactions:	1
TOTAL:	308

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

In determining the scope of its platform in connection with the adoption of Regulation AB, Wells Fargo decided to include “other asset-backed securities” transactions (such as the ones itemized above) in its platform with RMBS and CMBS transactions because (i) the obligations performed by Wells Fargo in all three types of transactions were generally similar such that the applicable Item 1122 servicing criteria was generally similar, and (ii) the computer systems used in connection with performing such obligations were generally similar. Wells Fargo believes that the constitution of its platform is consistent with 17.03 of The Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules. While 17.03 states that “the servicing platform is the group of transactions that the servicer services that are backed by the same asset type”, it also provides that “if the servicer conducts the servicing of transactions in a manner such that it is divided by geographic locations or segregated among separate computer systems, the servicer may take these factors into account in determining the platform” (emphasis added). The similar computer systems used to perform the obligations and servicing criteria applicable to the “other asset-backed securities” transactions significantly influenced Wells Fargo’s decision to include such transactions with RMBS and CMBS transactions in a single platform.

Forms 10-D

Exhibit 99.1

7.	We note that the distribution reports of Wells Fargo, included as an exhibit to the Forms 10-D of each mortgage trust referenced above, include a footnote indicating that the reports are compiled from information provided by third parties; that they have not independently confirmed the accuracy of the information received and assume no duty to do so; and they expressly disclaim any responsibility for the accuracy or completeness of the information furnished by third parties. This disclaimer seems inconsistent with Wells Fargo’s role in the servicing function and the servicing criterion in Item 1122 assigned to Wells Fargo. It also is unclear what information in the distribution report Wells Fargo may be responsible to confirm is accurate and complete and what information in the report is the responsibility of other entities to confirm is accurate and complete and the identity of such entities. In light of such concerns, please explain, with a view towards disclosure, why such a disclaimer is appropriate and how Wells Fargo is capable of providing their assessment of compliance with the servicing criteria applicable to them if they have not confirmed the accuracy and completeness of information received from third parties. If appropriate, please provide a separate response for each mortgage trust referenced above. If Wells Fargo has included the same disclaimer in the filings of other issuers, please provide the CIK numbers of those issuers.

Response: Wells Fargo believes that the disclaimer in the footnote on its Form 10-D for the three Sequoia transactions is appropriate because Wells Fargo does not possess, collect or generate all the information that would be required to confirm the accuracy of information sent to it by third parties. In Wells Fargo’s role as securities administrator on the three Sequoia transactions, it receives certain information about the pool assets from the loan servicer that is used to make bond calculations. For example, if the loan servicer reports $100 in losses on a certain loan, Wells Fargo as securities administrator receives such reporting, and having no ability to independently confirm its accuracy, takes the reporting as true and allocates that loss to the appropriate class of investor pursuant to the terms of the transaction documents. The three Sequoia deals expressly provide in each related pooling and servicing agreement that Wells Fargo as securities administrator does not have to independently verify such information. For example, the 3rd to last paragraph of the section 4.02 of the pooling and servicing agreement for the Sequoia 2011-1 transaction provides as follows:

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

“In preparing or furnishing the foregoing information to the Certificateholders, the Securities Administrator shall be entitled to rely conclusively on the accuracy of the information or data regarding the Mortgage Loans and the related REO Properties that has been provided to the Securities Administrator by the Master Servicer and the Servicers, and the Securities Administrator shall not be obligated to verify, re-compute, reconcile or recalculate any such information or data.”

The other two Sequoia transactions have similar provisions in the related pooling and servicing agreement. In fact, the concept set forth in the language quoted above is an industry standard concept that is included in most pooling and servicing agreements for RMBS and CMBS transactions.

Wells Fargo believes that the disclaimer is consistent with its role in the servicing function. Wells Fargo can provide its assessment of compliance with the servicing criteria applicable to it despite having not confirmed the accuracy and completeness of information received from third parties like the loan servicer because such third parties provide their own assessment of compliance with applicable servicing criteria for their collection and calculation of the information generated by them and sent to Wells Fargo. Attached as an exhibit to each pooling and servicing agreement for the Sequoia transactions is a chart indicating which servicing function participant is responsible for assessing to which servicing criteria (see also the response to question 1 above). In some cases, multiple servicing function participants assess to the same servicing criterion. Returning to the same example offered in the previous paragraph, the servicer’s assessment of compliance would address their calculation of the amount of the loss on the pool asset and Wells Fargo’s assessment of compliance would address the calculation and allocation of the loss to the appropriate class of investor. Wells Fargo believes that this understanding is consistent with Telephone Interpretation 11.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules.

The Staff asked for CIK numbers of other issuers for which the same disclaimer was included on a Form 10-D. Virtually every RMBS and CMBS transaction (whether publicly or privately offered) for which Wells Fargo serves as securities administrator, trust administrator or trustee contains a concept similar to the quoted language above and correspondingly, the payment date statements attached as an exhibit to Form 10-Ds for such transactions routinely contain such disclaimer.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

Responses to Comments #8, #10 and #11 were provided by PHH Mortgage Corporation (“PHH Mortgage Corporation”).

8.	PHH Mortgage Corporation’s report on their assessment of compliance with applicable servicing criteria and the relevant Forms 10-K state that certain foreclosure proceedings were not concluded in accordance with published Fannie Mae foreclosure timelines, but that these delays were for “reasons and circumstances outside the control of the Asserting Party as allowed by Fannie Mae Servicing Guide Announcement SVC-2010-12.” With a view towards disclosure, please tell us the following:

•	the length of time allowed under Fannie Mae foreclosure timelines for conclusion of foreclosure proceedings and the actual length of time it took to conclude the foreclosure proceedings;
•	the reasons and circumstances that were outside the control of PHH Mortgage Corporation that led to the delays;
•	how the material instance of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;
•	whether the transactions covered by these Forms 10-K were part of the sample transactions reviewed to assess compliance with the applicable servicing criteria and, if so, whether the identified material instance of noncompliance involved any of those transactions;
•	a granular discussion about the steps PHH Mortgage Corporation has taken or is taking to remediate the issues that led to the identified material instance of noncompliance.

Response: PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in Sequoia Mortgage Trust 2011-1 or Sequoia Mortgage Trust 2011-2.

Exhibits to Forms 10-K

Exhibit 33.1 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Responses to Comments #9 and #12 were provided by First Republic Bank (“First Republic”).

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

9.	First Republic Bank’s report on their assessment of compliance with applicable servicing criteria states “[b]ased on such assessment, management believes that, as of and for the year ended December 31, 2011, the Bank has complied in all material respects…” The phrase “management believes that” appears to qualify management’s assessment of First Republic Bank’s compliance applicable servicing criteria. Please confirm that First Republic Bank complied for the reporting period with applicable servicing criteria and that in future filings, First Republic Bank’s report on their assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding their compliance with applicable servicing criteria.

Response: With respect to the Sequoia 2011-1 and Sequoia 2011-2 transactions, First Republic confirms that it complied in all material respects for the reporting period with applicable servicing criteria. It also confirms that in future Sequoia transaction filings, its report on assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding its compliance with applicable servicing criteria.

Exhibit 33.2 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

10.	PHH Mortgage Corporation’s report on their assessment of compliance with applicable servicing criteria states “to the best knowledge of the signing officers below, the Asserting Party has complied, in all material respects throughout the Reporting Period, with the Applicable Servicing Criteria.” The phrase “to the best knowledge….” appears to qualify management’s assessment of PHH Mortgage Corporation’s compliance with applicable servicing criteria. Please confirm that PHH Mortgage Corporation complied for the reporting period with applicable servicing criteria and that in future filings, PHH Mortgage Corporation’s report on their assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding their compliance with applicable servicing criteria.

Response: PHH Mortgage Corporation has confirmed that (i) it complied in all material respects with the applicable servicing criteria for the period from January 1, 2011 through December 31, 2011 and (ii) in future filings, PHH Mortgage Corporation’s report on its assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding its assessment of compliance with applicable servicing criteria.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Exhibit 33.2 and Exhibit 33.4 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

11.	PHH Mortgage Corporation’s report on their assessment of compliance with applicable servicing criteria states that the servicing criteria identified in Items 1122(d)(2)(i), (d)(2)(ii), (d)(4)(iv), (d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) are performed by a vendor. The corresponding auditor attestation report from Deloitte & Touche LLP confirms that a vendor is responsible for the criteria set forth in Items 1122(d)(2)(i), (d)(2)(ii), (d)(4)(iv), (d)(4)(vii), (d)(4)(viii) and (d)(4)(xi), but also indicates that a vendor is also responsible for Item 1122(d)(4)(ii). With a view towards disclosure please tell us, why PHH Mortgage Corporation’s report on their assessment of compliance with applicable servicing criteria and the accompanying attestation report differ, and please confirm the servicing criteria or portion of servicing criteria applicable to the vendor’s activities for which PHH Mortgage Corporation is assuming responsibility.

Response: PHH Mortgage Corporation has confirmed that it, and not a vendor, was responsible for Item 1122(d)(4)(ii) of the servicing criteria.  PHH Mortgage Corporation has confirmed that the discrepancy between its report on its assessment of compliance and the corresponding auditor attestation report was due to a clerical error.

Exhibit 35.1 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

12.	We note that in First Republic Bank’s servicer compliance statement that it refers to itself as “Seller” instead of servicer and refers to activities during the immediately preceding “calendar year” rather than the “reporting period.” Please confirm that First Republic Bank provided their servicer compliance statement in their role as a servicer on the transactions and that the statement was for the reporting period as required by Item 1123 of Regulation AB.

Response: With respect to the Sequoia 2011-1 and Sequoia 2011-2 transactions, First Republic confirms that it provided its servicer compliance statements in its role as a “servicer” on the transactions. First Republic acted as an underlying seller or originator on both the Sequoia 2011-1 and Sequoia 2011-2 transactions and in each transaction First Republic was interchangeably referred to as seller and servicer. However, First Republic confirms that it provided its servicer compliance statements in its role as a “servicer” on the transactions. First Republic also confirms that the compliance statements were for the “reporting period” as required by Item 1123 of Regulation AB.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits to Form 10-K

Responses to Comment #13 was provided by Citibank.

13.	We note that the prospectus filed on February 28, 2011 identifies Citibank as trustee for the transaction. We note that the Form 10-K does not include a report from Citibank on their assessment of compliance with servicing criteria applicable to them as trustee or a corresponding attestation report from an independent auditor regarding Citibank’s assessment of compliance. Please amend the Form 10-K to provide a report from Citibank regarding their assessment of compliance with servicing criteria applicable to them and a corresponding attestation report from an independent accountant regarding Citibank’s assessment or confirm that Citibank did not perform any of the duties specified in the criteria outlined in Item 1122 of Regulation AB.

Response: Reference is made to the Pooling and Servicing Agreement, dated as of February 1, 2011 (the “Agreement”), by and among Sequoia Residential Funding, Inc., as depositor (the “Depositor”), Citibank, N.A., not in its individual capacity but solely as trustee (the “Trustee”) and Wells Fargo Bank N.A., in its dual capacities as master servicer (the “Master Servicer”) and securities administrator (the “Securities Administrator”).  Pursuant to the Agreement, the Depositor, the Master Servicer, the Securities Administrator and the Trustee have the functions specified therein.  The Agreement does not require the Trustee to maintain any accounts, act as custodian or paying agent or prepare any reports and the Trustee is not doing so.  Therefore, the parties agreed that the Trustee is not participating in the servicing function within the meaning of Item 1122 of Regulation AB and as shown in Exhibit K of the Agreement. Additionally, pursuant to Regulation AB Section 229.1101(j), a trustee is exempt from the defined term servicer and therefore exempt from the requirements of Regulation AB Item 1122 if, as is the case in Sequoia Mortgage Trust 2011-1, the trustee makes allocations or distributions to holders of the asset-backed securities but receives such allocations or distributions from a servicer and does not otherwise perform the functions of a servicer.

Form 10-K of Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

Responses to Comments #14 through #18 were provided by SunTrust Mortgage.

14.	We note that SunTrust Mortgage’s report on their assessment of compliance with applicable servicing criteria and the Form 10-K both disclose several instances of material noncompliance with servicing criteria applicable to SunTrust Bank and steps SunTrust Bank has taken to remediate the material instances of noncompliance. These disclosures, as a whole, do not provide any clarity to investors as to the impact of the identified material instances of noncompliance and whether the steps taken to remediate the material instances of noncompliance have mitigated the risk that such instances of material noncompliance will reoccur. Therefore, with a view towards disclosure, please tell us with respect to each identified material instance of noncompliance:

•	more specific details regarding the extent of the problems and whether each material instance of noncompliance was related;

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

•	how these material instances of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;
•	whether the steps taken to remediate the material instances of noncompliance have mitigated the risk that such material instances of noncompliance will reoccur;
•	whether the transaction covered by this Form 10-K was one of the sample transactions used for purposes of assessing compliance with applicable servicing criteria; and
•	if this Form 10-K was part of the sample reviewed, whether the identified material instances of noncompliance involved that particular transaction.

Response:

•	more specific details regarding the extent of the problems and whether each material instance of noncompliance was related;

1122(d)(1)(i) – On April 13, 2011 SunTrust Mortgage entered into a Consent Order with the Federal Reserve in which it agreed to strengthen oversight of and improve risk management concerning loss mitigation and foreclosure activities. As part of its implementation of the Consent Order, SunTrust Mortgage undertook a comprehensive review of all of its policies and procedures. Based on its review, SunTrust Mortgage determined its formal written procedures related to loss mitigation and foreclosure to be insufficient in that they did not specifically direct default servicing personnel to ensure actions taken with respect to triggers and events of default related to loss mitigation and foreclosure timelines were in accordance with the applicable transaction agreements.

1122(d)(4)(vi) – As part of its implementation of the Consent Order, and review of its policies and procedures, SunTrust Mortgage determined that the internal process followed by servicing personnel to ensure actions related to changes with respect to the terms or status of an obligor’s pool assets were in compliance with the transaction agreements, was not documented with formal written procedures.

1122(d)(4)(vii) – Applications submitted by obligors for loan modifications were not being evaluated and obligors were not being informed of decisions regarding their applications within timeframes required in certain transaction agreements. The economic crisis resulted in a historic number of obligors that were delinquent on their mortgage loans. The increase in the number of delinquent loans caused a corresponding decrease in the number of referrals of delinquent loans to foreclosure within the time frames required in certain transaction agreements.

•	how these material instances of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;

SunTrust Mortgage is unaware of any effect of the material instances of non-compliance on any transactions for which it acts as servicer. No repurchase demands relating to the material instances of non-compliance were received.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

•	whether the steps taken to remediate the material instances of noncompliance have mitigated the risk that such material instances of noncompliance will reoccur;

SunTrust Mortgage has mitigated the risk that the material instances of non-compliance will reoccur by taking the following actions:

1122(d)(1)(i) – All applicable policies and procedures have been updated and are now sufficient to monitor performance and other triggers and events of default related to loss mitigation and foreclosure timelines in accordance with transaction documents.

1122(d)(4)(vi) –New policies and procedures have been written to document the existing servicing process and are sufficient to ensure the provisions of applicable transaction agreements related to changes with respect to the terms or status of an obligor’s pool assets such as loan modifications and re-agings are followed.

1122(d)(4)(vii) –The internal business function responsible for review of applications and referral of delinquent loans to foreclosure has been re-organized. New application set-up procedures have been developed to accelerate the validation process, including daily internal reports of application status, for loan modification applications. The reorganization has resulted in delinquent loans being referred to foreclosure on a more timely and consistent basis. The new application set-up procedures have strengthened and accelerated SunTrust Mortgage’s communications with obligors that have submitted applications for loan modifications.

•	whether the transaction covered by this Form 10-K was one of the sample transactions used for purposes of assessing compliance with applicable the servicing criteria; and

The loans serviced by SunTrust Mortgage contained in the SEMT 2011-2 pool were part of the sample transactions used for purposes of assessing compliance with the servicing criteria.

•	if this Form 10-K was part of the sample reviewed, whether the identified material instances of noncompliance involved that particular transaction.

The instances of non-compliance did not affect any loan involved in the SEMT 2011-2 pool.

Exhibits to Form 10-K

Exhibit 33.5

15.	SunTrust Bank states that it has engaged a vendor “to perform specific, limited or scripted activities…” However, SunTrust Bank does not identify the servicing criteria or portion of servicing criteria applicable to the vendor’s activities for which SunTrust Bank is assuming responsibility. Please tell us, with a view towards disclosure, the servicing criteria or portion of servicing criteria applicable to the vendor’s activities for which SunTrust Bank is assuming responsibility. Please refer to Telephone Interpretation 17.06 of the Manual of Publicly Available Telephone Interpretations of Regulation AB and Related Rules.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Response: SunTrust Bank provides retail lockbox services to SunTrust Mortgage. SunTrust Bank has engaged Xerox as a vendor to receive and process recurring consumer mortgage payments made to post office boxes belonging to SunTrust Mortgage or accepted at SunTrust Bank branch locations.

Exhibit 33.5, Exhibit 34.5 and Exhibit 33.6

16.	SunTrust Bank states that they were responsible for assessing compliance with the servicing criteria set forth in 1122(d)(2)(i) of Regulation AB for SunTrust Mortgage securitization transactions. The corresponding attestation report of Ernst and Young and SunTrust Mortgage’s report on their assessment of compliance with applicable servicing criteria both state that SunTrust Bank is responsible for the servicing criteria identified in Items 1122(d)(2)(i), 1122(d)(4)(i) and 1122(d)(4)(ii). With a view towards disclosure, please tell us why SunTrust Bank’s report on their assessment of compliance with applicable servicing criteria and the accompanying attestation report differ, and please confirm the servicing criteria or portion of servicing criteria applicable to SunTrust Bank on a platform level.

Response: SunTrust Bank provides SunTrust Mortgage with retail lockbox services under item 1122(d)(2)(i) and mortgage loan document custodian services under items 1122(d)(4)(i) and 1122(d)(4)(ii). The services are provided by two separate areas of SunTrust Bank and SunTrust Bank provides separate management assertions for each service. The management assertion for Items 1122(d)(4)(i) and 1122(d)(4)(ii), the document custodian services, was omitted from the Sequoia 2011-2 10-K filing because SunTrust Bank did not perform those services for Sequoia 2011-2 and therefore such management assertion was not relevant to the Sequoia 2011-2 transaction.

Exhibit 33.6 and Exhibit 34.6

17.	We note that Appendix B of SunTrust Mortgage’s report on their assessment of compliance with applicable servicing criteria identifies the transactions for which SunTrust Mortgage acts as a servicer and that are covered by the report. We note that Appendix B does not include any transaction after 2007, including Sequoia Mortgage Trust 2011-2. Please tell us, with a view towards disclosure, how SunTrust Mortgage determined the scope of their platform, and why their servicing platform does not include Sequoia Mortgage 2011-2 or any transaction after 2007.

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

December 31, 2012

Response: SunTrust Mortgage includes all transactions to which Regulation AB applies, and for which it acts as servicer, in its Regulation AB Attestation Report. The SEMT 2011-2 transaction and one transaction from 2008 (BAFC 2008-1) appear on Appendix B of the Regulation AB Attestation Report but were inadvertently listed out of sequence. Please refer to the full SunTrust Mortgage Regulation AB Attestation Report provided to Sequoia Residential Funding, Inc.

Exhibit 35

18.	We note that the Form 10-K does not include a servicer compliance statement required under Item 1123 of Regulation AB from SunTrust Mortgage. Please provide it or tell us why the statement is not necessary.

Response: SunTrust Mortgage originated and services approximately 7.23% of the mortgage loans in the SEMT 2011-2 pool and does not meet the threshold criteria in Item 1108 of Regulation AB. Please refer to the Prospectus Supplement of Sequoia Mortgage Trust 2011-2 dated September 23, 2011.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:           Mr. Andrew Stone, Sequoia Residential Funding, Inc.

Exhibit 1

SEQUOIA RESIDENTIAL FUNDING, INC.

SEMT 2010-H1

Reg AB 1122(d)

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X		X

1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.			X

1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	N/A	N/A	N/A

1122(d)(1)(iv)

A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.

			X	X
Cash Collection and Administration
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate bank collection accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X		X1,2

1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X		X3,4,5

Exhibit 1 - 1

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.			X

1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	X		X

1122(d)(2)(v)	Each collection account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	X		X

1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X		X

1122(d)(2)(vii)

Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including collection accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

		X		X

Exhibit 1 - 2

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
Investor Remittances and Reporting
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.	X		X

1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	X		X

1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.	X		X

1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	X		X

Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	X20	X	X6,7

1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.		X	X8,9

1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.			X

Exhibit 1 - 3

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.			X10,11

1122(d)(4)(v)	The Servicer’s records regarding the pool assets agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.			X

1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.			X

1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.			X

1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).			X

Exhibit 1 - 4

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.			X

1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.			X12,13

1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.			X14,15

1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.			X16,17

1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.			X18,19

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.			X

Exhibit 1 - 5

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A., as Trustee	Wells Fargo Bank, N.A., as Custodian	CitiMortgage, Inc., or vendor engaged by CitiMortgage for which CitiMortgage is responsible, as indicated by footnotes
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.			X

1.	The servicer performs all of the criterion 1122(d)(2)(i) except for the lockbox, payoff, and exception functions, which are specific, limited activities.
2.	The vendor performs only the lockbox, payoff, and exception functions for criterion 1122(d)(2)(i).
3.	The servicer under criterion 1122(d)(2)(ii) makes authorized disbursements on behalf of an obligor for escrowed amounts and to investors and/or the paying agent for their disbursement to investors.
4.	Under criterion 1122(d)(2)(ii), in specific, limited instances the tax and insurance monitoring vendors make disbursements on behalf of an obligor.
5.	The paying agent (another party participating in the servicing function for which the servicer is not the responsible party) makes authorized disbursements to investors.
6.	The servicer prepares and ships the required loan documents to the vendor that performs the custodian function.
7.	The vendor performs the custodian function.
8.	The servicer prepares and ships the required loan documents to the vendor that performs the custodian function.
9.	The vendor performs the custodian function.
10.	The servicer performs all of the criterion 1122(d)(4)(iv) except for the lockbox, payoff, and exception functions, which are specific, limited activities.
11.	The vendor performs only the lockbox, payoff, and exception functions for criterion 1122(d)(4)(iv).
12.	The servicer performs all of the functions under criterion 1122(d)(4)(x) except for specific, limited tax and insurance monitoring activity performed by vendors.
13.	The vendors perform specific, limited tax and insurance monitoring functions for criterion 1122(d)(4)(x).
14.	The servicer performs all of the functions under criterion 1122(d)(4)(xi) except for specific, limited tax and insurance monitoring activity performed by vendors.
15.	The vendors perform specific, limited tax and insurance monitoring functions for criterion 1122(d)(4)(xi).
16.	The servicer performs all of the functions under criterion 1122(d)(4)(xii) except for specific, limited tax and insurance monitoring activity performed by vendors.
17.	The vendors perform specific, limited tax and insurance monitoring functions for criterion 1122(d)(4)(xii).
18.	The servicer performs all of the functions under criterion 1122(d)(4)(xiii) except for specific, limited tax and insurance monitoring activity performed by vendors.
19.	The vendors perform specific, limited tax and insurance monitoring functions for criterion 1122(d)(4)(xiii).
20.	Wells Fargo has engaged a vendor to handle Uniform Commercial Code filing functions required by the servicing criterion.

Exhibit 1 - 6

Exhibit 2

SEQUOIA RESIDENTIAL FUNDING, INC.

SEMT 2011-1

Reg AB 1122(d)

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X	X	X	X

1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	X	X	X

1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	N/A	N/A	N/A	N/A	N/A

1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	X	X	X		X

Cash Collection and Administration
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate bank collection accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X	X1	X	X

1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X	X1	X	X

Exhibit 2 - 1

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	X	X	X

1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	X	X	X	X

1122(d)(2)(v)	Each collection account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	X	X	X	X

1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X	X	X

1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including collection accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	X	X	X

Exhibit 2 - 2

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
Investor Remittances and Reporting
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.	X	X (Except NOT 1122(d)(3)(i)(C))	X (Except NOT 1122(d)(3)(i)(C))

1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	X	X	X	X

1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.	X	X	X

1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	X	X	X

Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	X3	X	X	X3	X

1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.		X	X		X

1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.		X	X

Exhibit 2 - 3

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.		X1	X2

1122(d)(4)(v)	The Servicer’s records regarding the pool assets agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.		X	X

1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.		X	X

1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.		X1	X

1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).		X1	X

Exhibit 2 - 4

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.		X	X

1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.		X	X

1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.		X1	X2

1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.		X	X2

1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.		X	X

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X	X	X

Exhibit 2 - 5

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator	PHH Mortgage Corp.	First Republic Bank	Wells Fargo, as Paying Agent	Wells Fargo Bank, N.A. Custodian
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	N/A	N/A	N/A	N/A	N/A

1 Criteria is performed by outsource providers on behalf of PHH Mortgage Corporation; however, PHH Mortgage Corporation has monitored the outsourcing of these criteria and assumes responsibility for compliance.

2 A vendor performs; however, as vendor is not a “servicer” as defined in Item 1101(j), First Republic Bank takes responsibility for as permitted by Interpretation 17.06 of SEC Division of Corporate Finance Manual of Publicly Available Telephone Interpretations.

3 A vendor performs; however, as vendor is not a “servicer” as defined in Item 1101(j), Wells Fargo Bank, N.A. takes responsibility for as permitted by Interpretation 17.06 of SEC Division of Corporate Finance Manual of Publicly Available Telephone Interpretations.

Exhibit 2 - 6

Exhibit 3

SEQUOIA RESIDENTIAL FUNDING, INC.

SEMT 2011-2

Reg AB 1122(d)

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X	X	X	X		X	X	X

1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	X	X	X	X		X	X	X

1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	X	X	X	X	X8	X	X	X	X

Exhibit 3 - 1

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
Cash Collection and Administration
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate bank collection accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X	X1	X	X3,4		X	X	X15,16

1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X	X1	X	X		X	X	X

1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	X	X	X	X		X	X	X

1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	X	X	X	X		X	X	X

Exhibit 3 - 2

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(2)(v)	Each collection account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exch. Act.	X	X	X	X		X	X	X

1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X	X	X	X	X9	X	X	X17,18

1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including collection accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	X	X	X	X		X13,14	X	X

Exhibit 3 - 3

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
Investor Remittances and Reporting
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.	X	X (Except NOT 1122(d)(3)(i)(C))	X (Except NOT 1122(d)(3)(i)(C))	X5			X	X

Exhibit 3 - 4

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	X	X	X	X5			X	X
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.	X	X	X	X5			X	X
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	X	X	X	X5			X	X

Exhibit 3 - 5

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	X25	X	X	X6				X	X

1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.		X	X	X6				X	X

1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed & approved in accordance with any conditions or requirements in the transaction agreements.		X	X	X			X	X

1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.		X1	X2	X		X		X19,20

Exhibit 3 - 6

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(4)(v)	The Servicer’s records regarding the pool assets agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.		X	X	X		X		X

1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.		X	X	X		X		X

1122(d)(4)(vii)

Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

			X1	X	X		X		X

Exhibit 3 - 7

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(4)(viii)

 Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

			X1	X	X		X		X

1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.		X	X	X		X and X13		X

Exhibit 3 - 8

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.		X	X	X		X and X13		X

1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.		X1	X2	X7	X10	X and X13		X21,22

Exhibit 3 - 9

Regulation AB Reference	Servicing Criteria	Wells Fargo Bank, as Master Servicer, Securities Administrator and Paying Agent	PHH Mortgage Corp.	First Republic Bank	SunTrust Mortgage	QBE First Insurance Agency, Inc.	Select Portfolio Servicing	U.S. Bank National Association, as Trustee	Wells Fargo Bank, N.A., as Servicer	Wells Fargo Bank, as Custodian
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.		X	X2	X	X11	X and X13		X

1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.		X	X	X	X12	X and X13		X23,24

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X	X	X	X		X		X

1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.							X

Exhibit 3 - 10

1 A vendor performs; however, as vendor is not a “servicer” as defined in Item 1101(j), Servicer takes responsibility for as permitted by Interpretation 17.06 of SEC Division of Corporate Finance Manual of Publicly Available Telephone Interpretations.

2 A vendor performs; however, as vendor is not a “servicer” as defined in Item 1101(j), Servicer takes responsibility for as permitted by Interpretation 17.06 of SEC Division of Corporate Finance Manual of Publicly Available Telephone Interpretations.

3 Performed by vendors for which SunTrust Mortgage is the responsible party. Vendors: PayMap, CheckFree, and Western Union in aggregate are responsible for the payments component of this criterion at levels less than 5%.

4 Performed by vendors or subservicers for which SunTrust Mortgage is not the responsible party. SunTrust Bank., is responsible for the lockbox payments component of this criterion.

5For purposes of assessing the servicing criteria listed in Items 1122(d)(3)(i) - (iv), SunTrust Mortgage has determined, consistent with the Securities and Exchange Commission Telephone Interpretation 11.03, that the “investor” for these purposes is the entity to which SunTrust Mortgage provides the related information (i.e., master servicer, trustee, etc.).

6SunTrust Bank, the parent of SunTrust Mortgage, Inc., is responsible for the safeguarding and custodial component of this criterion.

7QBE aka Sterling National, aka ZC Sterling, Inc. is responsible for the insurance payments component of this criterion.

8Applicable clients include: American Home Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, Marix Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage, Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special Servicing Group.

9Applicable clients include: American Home Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, Marix Servicing, LLC. Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage.

10Applicable clients include: American Home Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, Marix Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage, Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special Servicing Group.

11Applicable clients include: American Home Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, Marix Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage, Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special Servicing Group.

12Applicable clients include: American Home Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, Marix Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage, Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special Servicing Group.

13 SPS outsources a portion of the servicing criteria to Vendors and the Company has elected to take responsibility for assessing such Vendors' compliance with the servicing criteria.

14 As of June 30, 2011 the vendor ceased performing its responsibilities with respect to criterion 1122(d)(2)(vii) and therefore the activities related to this criterion are only applicable to the vendor for the period from January 1, 2011 to June 30, 2011. For the period from July 1, 2011 to December 31, 2011 the Company fully performed all activities and responsibilities related to criterion 1122(d)(2)(vii).

15 A portion of this servicing criteria is performed by a vendor, as set forth in footnote 16 below.

16 A lockbox vendor receives payments, create transaction files, deposits checks, reconciles files to deposits and transmits the transaction files to Wells Fargo.

17 A portion of this servicing criteria is performed by vendors, as set forth in footnote 18 below.

18 Insurance vendors prepare and safeguard checks on behalf of Wells Fargo.

Exhibit 3 - 11

19 A portion of this servicing criteria is performed by a vendor, as set forth in footnote 20 below.

20 A lockbox vendor receives payments, creates transaction files, deposits checks, reconciles files to deposit and transmits the transaction files to Wells Fargo.

21 A portion of this servicing criteria is performed by vendors, as set forth in footnote 22 below.

22 Insurance vendors obtain renewal invoices, create disbursement transactions and submit payments to payees.

23 A portion of this servicing criteria is performed by one or more vendors, as set forth in footnote 24 below.

24 Insurance vendors obtain renewal invoices, create disbursement transactions and submit payments to payees.

25Wells Fargo has engaged a vendor to handle Uniform Commercial Code filing functions required by the servicing criterion.

Exhibit 3 - 12

Schedule A

Transaction Name	Year of Issuance	Form 15 Filed	CIK#

ACE Securities Corp. Home Equity Loan Trust, Series 2004-SD1 Asset Backed Pass-Through Certificates	2004	1/28/2005	0001304949

Wachovia Bank Commercial Mortgage Trust Series 2003-C6	2003	5/18/2005	0001261105

HarborView Mortgage Loan Trust 2005-11 Mortgage Loan Pass-Through Certificates, Series 2005-11	2005	1/26/2006	0001337580

Renaissance Mortgage Acceptance Corp., Trust Certificates, Series 2005-2	2005	1/26/2006	0001331703

Renaissance Mortgage Acceptance Corp., Trust Certificates, Series 2005-3	2005	1/26/2006	0001340105

Structured Asset Mortgage Investments II Inc. Bear Stearns ALT-A Trust, Mortgage Pass Through Certificates Series 2005-7	2005	1/26/2006	0001334680

Wells Fargo Asset Securities Corporation Mortgage Pass-Through Certificates Series 2005-16	2005	1/27/2006	0001347677

American Home Mortgage Assets Trust 2006-6	2006	1/25/2007	0001377944

CSAB Mortgage-Backed Trust 2006-2	2006	1/25/2007	0001375790

Lehman Mortgage Trust 2006-9	2006	1/25/2007	0001382153

Sequoia Mortgage Trust 2006-1	2006	1/25/2007	0001373251

Wachovia Bank Commercial Mortgage Trust Series 2006-C28	2006	1/25/2007	0001376448

Fremont Home Loan Trust 2006-B	2006	1/26/2007	0001370508

Luminent Mortgage Trust 2006-2	2006	1/26/2007	0001352978

MASTR Asset Backed Securities Trust 2006-FRE1	2006	1/26/2007	0001352927

MASTR Asset Backed Securities Trust 2006-NC3	2006	1/26/2007	0001382800

Nomura Home Equity Loan, Inc., Home Equity Loan Trust, Series 2006-AF1	2006	1/26/2007	0001379284

J.P. Morgan Mortgage Trust 2006-S3	2006	1/29/2007	0001370439

Renaissance Home Equity Loan Trust 2007-1	2007	1/25/2008	0001390630

ABFC 2007-WMC1 Trust	2007	1/28/2008	0001406224

Banc of America Alternative Loan Trust 2007-2	2007	1/28/2008	0001397034

Banc of America Funding 2007-3 Trust	2007	1/28/2008	0001392147

Banc of America Funding 2007-4 Trust	2007	1/28/2008	0001397518

Banc of America Funding 2007-5 Trust	2007	1/28/2008	0001403255

DSLA Mortgage Loan Trust 2007-AR1	2007	1/28/2008	0001387873

J.P. Morgan Mortgage Trust 2007-A3	2007	1/28/2008	0001397614

Lehman Mortgage Trust 2007-4	2007	1/28/2008	0001394857

Lehman Mortgage Trust 2007-10	2007	1/28/2008	0001413883

Merrill Lynch Alternative Note Asset Trust, Series 2007-OAR1	2007	1/28/2008	0001391449

Morgan Stanley ABS Capital I Inc. Trust 2007-NC3	2007	1/29/2008	0001399508

Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-3	2007	1/30/2008	0001412888

Schedule A-1